

Opening doors to the future®

Press Release

DENVER, CO – October 26, 2015

Contact: Shelby Noble
Phone: 720.922.6082

UDR ANNOUNCES THIRD QUARTER 2015 RESULTS AND INCREASES
FULL-YEAR 2015 EARNINGS AND SAME-STORE GUIDANCE

UDR (the "Company") Third Quarter 2015 Highlights:

- Funds from Operations ("FFO") per share was $0.42, FFO as Adjusted per share was $0.42 (+10% year-over-year) and AFFO per share was $0.37 (+11%).
- Year-over-year same-store ("SS") revenue and net operating income ("NOI") growth for the quarter were 5.9 percent and 7.3 percent, respectively.
- Issued $300 million of 4.0 percent, 10-year senior unsecured notes, with a yield-to-maturity of 4.03 percent.
- Issued ~$102 million of common stock at $35, net, per share, in-line with Street consensus NAV.
- Subsequent to quarter end, completed the acquisition of six Washington, D.C. communities for a total purchase price of $901 million from Home Properties, L.P.
- Entered into a contract to sell $287 million of apartment communities and will exit the Norfolk, VA market with the completion of the transaction.
- Increased full-year 2015 earnings and same-store growth guidance for the third time this year:
    - FFO as Adjusted per share guidance range increased by $0.01 at the midpoint and AFFO per share guidance range increased by $0.02 at the midpoint.
    - SS revenue growth guidance range: 5.25 to 5.50 percent (+12.5 bps at the midpoint).
    - SS NOI growth guidance range: 6.25 to 6.75 percent (+25 bps at the midpoint).

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
FFO per common share and unit, diluted	**$0.42**	**$0.41**	**$1.25**	**$1.16**
Acquisition-related costs/(fees), including joint ventures	0.002	0.000	0.008	0.001
Cost/(benefit) associated with debt extinguishment and other	-	-	-	0.001
Texas Joint Venture promote and disposition fee income	-	-	(0.035)	-
Long-term incentive plan transition costs	0.003	-	0.010	-
(Gain)/loss on sale of land	-	-	-	(0.004)
Net gain on prepayment of note receivable	-	(0.032)	-	(0.032)
Casualty-related (recoveries)/charges (including joint ventures), net	0.003	-	0.010	0.002
FFO as Adjusted per common share and unit, diluted	**$0.42**	**$0.38**	**$1.24**	**$1.13**
Recurring capital expenditures	(0.050)	(0.046)	(0.114)	(0.113)
AFFO per common share and unit, diluted	**$0.37**	**$0.34**	**$1.13**	**$1.01**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net Income attributable to UDR, Inc. can be found on Attachment 2 of the Company's third quarter supplemental package.

Operations

Same-store NOI increased 7.3 percent year-over-year in the third quarter of 2015 driven by same-store revenue growth of 5.9 percent against a 2.7 percent increase in same-store expenses. Same-store physical occupancy was 96.6 percent as compared to 96.9 percent in the prior year period. The annualized rate of turnover was 54.7 percent for the quarter.

Summary of Same-Store Results Third Quarter 2015 versus Third Quarter 2014

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	8.1%	(0.6)%	11.4%	45.5%	96.2%	12,493
Mid-Atlantic	1.7%	5.7%	(0.1)%	21.1%	96.4%	8,216
Southeast	6.5%	(0.9)%	10.7%	13.7%	97.1%	7,683
Northeast	5.8%	11.7%	3.8%	12.7%	97.5%	2,384
Southwest	5.3%	5.2%	5.4%	7.0%	97.2%	3,998
Total	**5.9%**	**2.7%**	**7.3%**	**100.0%**	**96.6%**	**34,774**

(1) Based on Q3 2015 NOI.
(2) Average same-store occupancy for the quarter.
(3) During the third quarter, 34,774 apartment homes, or approximately 88 percent of 39,405 total consolidated apartment homes (versus 49,323 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequentially, third quarter results followed typical seasonal trends with the Company's same-store NOI increasing by 0.4 percent on revenue growth of 1.8 percent against a 5.5 percent increase in expenses.

For the nine months ended September 30, 2015, the Company's same-store revenue increased 5.4 percent as compared to the prior year period in 2014. Same-store expenses increased 2.3 percent year-over-year resulting in a same-store NOI increase of 6.8 percent as compared to the prior year period in 2014. Year-over-year same-store physical occupancy increased by 20 basis points to 96.8 percent.

Summary of Same-Store Results YTD 2015 versus YTD 2014

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	7.6%	(1.5)%	11.0%	41.6%	96.5%	11,214
Mid-Atlantic	1.8%	3.9%	0.9%	23.0%	96.7%	8,216
Southeast	5.8%	3.6%	7.0%	14.5%	97.0%	7,683
Northeast	5.6%	6.6%	5.3%	13.5%	97.4%	2,384
Southwest	5.2%	4.7%	5.5%	7.4%	97.1%	3,998
Total	**5.4%**	**2.3%**	**6.8%**	**100.0%**	**96.8%**	**33,495**

(1) Based on YTD 2015 NOI.
(2) Average same-store occupancy for YTD 2015.
(3) During the nine months ended September 30, 2015, 33,495 apartment homes, or approximately 85 percent of 39,405 total consolidated apartment homes, were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Development and Redevelopment Activity

At the end of the third quarter, the Company had a development pipeline for which its pro rata share totaled $1 billion with 70 percent of the equity commitment funded. The $1 billion consisted of $345 million of completed, non-stabilized projects and $670 million of under construction projects. Of the remaining $670 million in development projects left to complete, $162 million is expected to be completed in 2016, $166 million in 2017 and the balance in 2018. The development pipeline is currently expected to produce a weighted average spread between estimated stabilized yields and current market cap rates at or above the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments for which its pro rata share totaled $364 million with 95 percent of the equity commitment funded. The $364 million consisted of a $93 million completed, non-stabilized project and $271 million of under construction projects. Of the remaining $271 million in development projects left to complete, $215 million is expected to be completed in 2016 and the balance in 2017.

Transactional Activity

Subsequent to quarter end, the Company completed the previously announced acquisition of six Washington, D.C. communities for a total purchase price of $901 million from Home Properties, L.P. The Company purchased the communities through a combination of $565 million of newly issued UDR DownREIT Units issued at $35 per unit, the assumption of $89 million of debt, $221 million of Section 1031 exchanges under contract and $26 million in cash.

During the quarter, in conjunction with the Washington, D.C. acquisition, the Company entered into a contract to sell six communities for $221 million through Section 1031 exchanges. Additionally, during the quarter, the Company entered into a contract to sell two communities for $66 million. Combined, the eight communities had a weighted average revenue per occupied home of $1,372 and were 39 years old on average. The transactions are expected to close in December 2015. Upon completion of the dispositions, the Company will have exited the Norfolk, VA market.

Capital Markets

During the third quarter, the Company issued approximately 2.9 million shares of common stock in a public offering, at a net price of $35 per share, for a total of $102 million. The issuance was completed in-line with Street consensus NAV.

Additionally, the Company issued $300 million of 4.0 percent, 10-year senior unsecured notes, with a yield-to-maturity of 4.03 percent. The proceeds for both issuances were used primarily to pay down indebtedness outstanding on its $900 million unsecured credit facility and for general corporate purposes.

As mentioned above, subsequent to quarter end, in conjunction with the Washington, D.C. acquisition, the Company issued $565 million UDR DownREIT Units at $35 per unit.

Subsequent to quarter end, the Company amended its unsecured revolving credit facility. The amendment increases the facility size from $900 million to $1.1 billion and extends the maturity date from December 2017 to January 2021, inclusive of a 1 year extension exercisable at the option of the borrower. Based on the Company's current credit rating, the credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points, a reduction of 10 basis points from its previous agreement and the facility fee remains at 15 basis points.

In addition, the Company amended and consolidated its $350 million of term loans outstanding under the same facility. The loans were repriced to LIBOR plus 95 basis points from LIBOR plus 115 basis points and the maturity date was extended to January 2021.

Balance Sheet

At September 30, 2015, the Company had $791 million in availability through a combination of cash and undrawn capacity on its credit facility.

The Company's total indebtedness at September 30, 2015 was $3.5 billion. The Company ended the quarter with fixed-rate debt representing 85 percent of its total debt, a total blended interest rate of 3.9 percent and a weighted average maturity of 4.5 years. The Company's leverage was 36.7 percent versus 39.2 percent a year ago, net debt-to-EBITDA was 6.0x versus 6.7x a year ago and fixed charge coverage was 4.2x versus 3.4x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter of 2015 in the amount of $0.2775 per share. The dividend will be paid in cash on November 2, 2015 to UDR common stock shareholders of record as of October 12, 2015. The third quarter 2015 dividend will represent the 172nd consecutive quarterly dividend paid by the Company on its common stock.

On an annualized declared basis, the Company's $1.11 per share 2015 dividend represents a 7 percent increase versus 2014.

<u>Outlook</u>

For the fourth quarter of 2015, the Company has established the following guidance ranges:

	<u>Current</u>
FFO per share	$0.40 to $0.42
FFO as Adjusted per share	$0.41 to $0.43
AFFO per share	$0.36 to $0.38

For the full-year 2015, the Company has increased its previously provided earnings guidance ranges as a result of better-than-expected operations. Below are the full-year guidance ranges:

	<u>Revised</u>	**<u>July 2015</u>**
FFO per share	$1.65 to $1.67	$1.64 to $1.68
FFO as Adjusted per share	$1.65 to $1.67	$1.63 to $1.67
AFFO per share	$1.49 to $1.51	$1.46 to $1.50

For the full-year 2015, the Company has increased its previously provided same-store growth guidance range as a result of stronger-than-expected new lease and renewal rate growth. Below are the full-year guidance ranges:

	<u>Revised</u>	**<u>July 2015</u>**
Revenue	5.25% to 5.50%	5.00% to 5.50%
Expense	2.75% to 3.00%	2.50% to 3.00%
Net operating income	6.25% to 6.75%	5.75% to 6.75%

Additional assumptions for the Company's fourth quarter and full-year 2015 guidance can be found on Attachment 15 of the Company's third quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at www.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on October 27, 2015 to discuss third quarter results. The webcast will be available on UDR's website at www.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 888-312-3046 for domestic and 719-325-2174 for international and provide the following conference ID number: 671951.

A replay of the conference call will be available through November 26, 2015, by dialing 888-203-1112 for domestic and 719-457-0820 for international and entering the confirmation number, 671951, when prompted for the pass code.

A replay of the call will be available for 30 days on UDR's website at www.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at www.udr.com.

Mail -- For those without Internet access, the third quarter 2015 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-922-6082.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

This press release and these forward-looking statements include UDR's analysis and conclusions and reflect UDR's judgment as of the date of these materials. UDR assumes no obligation to revise or update to reflect future events or circumstances.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of September 30, 2015, UDR owned or had an ownership position in 49,323 apartment homes including 3,222 homes under development. For 43 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at www.udr.com.